1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
July 26, 2021	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sergio Chinos, Esq.

Erin Purnell, Esq.

Andi Carpenter

Anne McConnell

Re:	TGPX Holdings I LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed July 21, 2021

File No. 333-257714

Ladies and Gentlemen:

On behalf of TGPX Holdings I LLC, a Delaware limited liability company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 23, 2021, relating to the Company’s above referenced Amendment No. 1 to Registration Statement on Form S-1 publicly filed on July 21, 2021 (the “Amendment No. 1”). We are submitting this letter via EDGAR and have publicly filed Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, through the Commission’s Accellion/KiteWorks secure file transfer system, a clean copy of Amendment No. 2 and a copy of Amendment No. 2 marked to show all changes from Amendment No. 1 publicly filed on July 21, 2021. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

July 26, 2021

Prospectus Summary

Recent Developments

Preliminary Estimated Financial Results for the Three Months and Six Months Ended June 30,

2021, page 12

1.

Please revise your discussion of the preliminary estimated financial results for the three months ended June 30, 2021 to disclose and discuss the factors that resulted in the decrease in revenue and decrease in gross profit margin relative to the financial results for the three months ended March 31, 2021. Please specifically address the decrease in revenue in light of the fact, that based on your disclosures on page 94, historically you generated your highest revenue during the second quarter in the last two fiscal years.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 2.

Refinancing, page 15

2.	In regard to the Refinancing and the related pro forma disclosures presented under Summary Consolidated Financial and Operating Data and Capitalization, please address the following:

•

Given your disclosure here that following the acquisition and the Refinancing, as of July 2, 2021, the aggregate principal amount of your debt was approximately $518 million and your cash and cash equivalents were approximately $15 million, it appears to us you should revise the pro forma disclosures related to cash and cash equivalents, working capital, and long term debt on pages 25 and 75 to reflect the cash used and debt incurred for the recent acquisition.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on pages 25 and 75 of Amendment No. 2 to clarify that cash and cash equivalents does not reflect the use of cash in connection with the acquisition of Apption. The Company also updated the disclosure on page 25 of Amendment No. 2 to correct working capital to reflect the Refinancing. The Company respectfully advises the Staff that the long term debt on pages 25 and 75 of Amendment No. 2 reflects the debt incurred for the acquisition of Apption and, in response to the Staff’s comment, the Company has revised the disclosure on page 15 of Amendment No. 2 to clarify that the aggregate principal amount of the Company’s debt as of July 2, 2021 includes $510.0 million outstanding under the Company’s New First Lien Term Loan Facility and a separate $8.0 million drawn down under the Company’s Receivable Financing Agreement as of such date.

•

Given your disclosures related to the adjustment for the debt refinancing and interest expense on page 24, it appears to us you should separately reflect each component of the adjustments so that potential shareholders can more readily determine how the amounts included in the adjustments were determined.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on page 24 of Amendment No. 2.

July 26, 2021

Consolidated Financial Statements

12 - Subsequent Events, page F-40

3.	Please revise your subsequent event note to also disclose the terms and estimated fair value of the Chief Executive Officer Award.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page F-41 of Amendment No. 2.

* * *

July 26, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-4520 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Stelios G. Saffos

Stelios G. Saffos

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Jeremy Andrus, Chief Executive Officer, TGPX Holdings I LLC

Thomas Burton, General Counsel, TGPX Holdings I LLC

B. Shayne Kennedy, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP

Meredith L. Mackey, Fried, Frank, Harris, Shriver & Jacobson LLP